UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler Strengthens Balance Sheet with Additional Unsecured Green Corporate Loan Facility

Copenhagen, 1 December 2025 – Cadeler A/S (“Cadeler”) today announces that it has further strengthened its financial position with the addition of a second unsecured green corporate term loan facility (the “Green Corporate Loan Facility”), in the aggregate amount of EUR 60 million with a non-committed accordion option of up to EUR 80 million.

The Green Corporate Loan Facility, with a tenor of up to five years, was arranged and coordinated by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (“HSBC”) and Clifford Capital Holdings Pte. Ltd. (“Clifford Capital”) as Mandated Lead Arrangers, with HSBC as Green Loan Coordinator and Facility Agent, and both HSBC and Clifford Capital as lenders.

The facility will be used for general corporate purposes, enhancing Cadeler’s balance sheet and its financial flexibility. With this financing in place, Cadeler strengthens its capacity to navigate current market dynamics and opportunities, support its strategic priorities, and maintain its financial resilience, underpinning its commitment to sustainable growth and its ability to execute the largest and most complex offshore wind installation projects.

For further information, please contact:

Cadeler Press Office

press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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